EXHIBIT 99.5

CORPORATE PARTICIPANTS

Sandeep Shroff

Infosys Technologies - IR

Nandan Nilekani

Infosys Technologies - CEO, President and MD

Kris Gopalakrishnan

Infosys Technologies - COO and Deputy MD

Mohandas Pai

Infosys Technologies - CFO

Basab Pradhan

Infosys Technologies - SVP Worldwide Sales

CONFERENCE CALL PARTICIPANTS

David Grossman

Thomas Weisel Partners - Analyst

Lou Miscioscia

Lehman Brothers – Analyst

Moshe Katri

SG Cowen - Analyst

Julio Quinteros

Goldman Sachs - Analyst

Joseph Vafi

Jefferies - Analyst

Ajay Diwan

Seligman - Analyst

Trip Chowdry

FTN Midwest Securities - Analyst

QUESTION AND ANSWER

Operator

Good morning ladies and gentlemen and welcome to the Infosys Technologies Investor Conference call for the quarter and year ended March 31st, 2005. [OPERATOR INSTRUCTIONS]. I would now like to turn the call over to Mr. Sandeep Shroff, General Manager of Investor Relations. Mr. Shroff you may begin.

Sandeep Shroff

Thank you Angela. Good morning and hello ladies and gentlemen. Thank you for joining us to discuss our results for the quarter and year ended March 31st, 2005. I hope you have all had a chance to look at our press release and our fact sheet, which we have posted on our website at www.infosys.com. I have with today from Bangalore Mr. Nandan Nilekani, President and CEO of Infosys and senior members of his management team. We will begin with some comments from the management on results of the quarter and then we will open up the call for questions.

Before I hand over the call I would like to remind you that anything we may say with reference to our outlook for the future is a forward looking statement and as such its objective is such as those listed in our filings with the SEC. These filings can be accessed at SEC’s website at www.sec.gov.

With that, I now turn over the call to Bangalore, Mr. Nandan Nilekani, President and CEO of Infosys.

Nandan Nilekani

Thanks Sandeep and I welcome all of you to this call to announce the results for the quarter and year ended March 31st, 2005. As you know this quarter on a year-to-year basis, our revenues have grown by 50.2%. We have given the guidance for the year, which show that we expect revenues to cross $2 billion in fiscal ‘06. Our fourth quarter revenue is at $455m and net earnings per ADS went up to ..47 cents. However, this includes a special — money received from $11m by sale of investment in the Yantra Corporation.

We have announced a final dividend that will be Rs. 6.50 per ADS which is equivalent to 15 cents per ADS at the current exchange rate. This quarter has been a good quarter in terms of adding new clients. We added 37 new clients. We have had a growth addition of 2,506 employees for the quarter. As of the year ended March 31st our total employee strength was 36,750.

Now we have given guidance for the quarter ended June 30th, ‘05 and for the fiscal year ended March 31st, ‘06. For the quarter ended June 30th, ‘05, we expect revenues consolidated between $459m to $463m and for the year ended March 31st, ‘06, we expect revenues of between $2.038 billion to $2.07 billion.

The quarterly guidance is essentially on a year-to-year basis a growth of 37% to 38% and the annual guidance is — essentially gives us growth of 28% to 30%. So essentially we are looking at 28% to 30% growth in dollar terms for the full year.

We expect consolidated earnings per ADS to be 44 cents, which is essentially for the first quarter and between $1.92 to $1.95 for the fiscal year, which is a growth of between 22% to 24% on earnings.

I think this quarter we are seeing the benefits of various initiatives we have taken. We have — as you know we have Infosys Consulting, we have Progeon going great guns. We have Infosys China set up as well as Australia being integrated, as well as our own internal things like verticalization and launching of new services. And we have spoken about all that in the press release. But all in all we are very satisfied with the performance of Infosys for the last year and we look forward to another good year growing at 28% to 30% in the coming year. With that, I hand over the phone to Kris to give some more details.

Kris Gopalakrishnan

Thanks Nandan. The number of new clients added as Nandan said is 37. This is compared to the last quarter, which is 38. For the year we have added 136 new clients. If you look at client concentration, the number of $1m relationships have gone from 156 to 166. The number of $5m relationships has gone up from 65 to 71, and going down we have one customer with a relationship of more than $70m and another customer more than $80m. So we have seen across the board increase in our relationship sizes.

Looking at geographies. North America has come down from 66.6% to 63.9% and we have seen growth in Europe as well as in Asia Pacific. India stays the same.

Banking and Financial Services as a percentage total revenue has come down from 35.2% to 33.8%. We have seen actually good growth in the telecom and communications services provider space. It has gone from 18.1% to 19.4%. We have seen actually an improvement in the offshore percentage this quarter. Onsite ratio has come down from 31% to 30.6%. Consequently offshore has gone up from 69.0% to 69.4%. Utilization is in the range. We normally look for high 70’s, low 80’s. Attrition is 9.7%.

We expect to add about 12,600 employees for the next year — gross employees for the next year and we expect to add space for about 16,000 employees. Our recruitment as well as investment in space has to be ahead of the revenue growth and it is planned but it is slightly ahead of revenue growth. That’s why you see us investing about — space for 16,000 employees.

With this, I will hand over to Mohandas.

Mohandas Pai

Thank you Kris. Good morning folks. Let me take you through the P&L analysis for this quarter. We had a top line growth of 7.7% at $455.83m. Our gross margin was 42.6% as against 43.2% in the third quarter.

If you look at the cost structure depreciation is up at 5% as against 3.9%. An increase of 1.1% because of capitalization in the last quarter and the fact that some assets were written off due to capitalization. Post sale customer support went from a negative of 0.3% in the third quarter to a positive of 0.9%. There’s about 1.2% shift essentially to make provision for any likely costs that may arise, on account of customer delivery.

These two, at 1.2% for post sale customer support and 1.1% for depreciation make up the difference between the gross margin of 43.2% last quarter and 42.6% in this quarter.

The India salary has come down slightly in actual terms because of the way the variable compensation plan that we have works. Our variable compensation plan creates a kitty for distribution to our employees as variable compensation based upon the earning beyond a set figure. Our SG&A cost was 14.1% as against 14.2% the previous quarter. There has been nothing of significance here. The marginal increases and decreases. Operating income at 28.3% as against 28.9% the previous quarter. We had a gain of $11.36m on the sale of investment in Yantra. You might recall that in the previous years we have provided for investment in Yantra primarily because at that point in time Yantra had run up substantial losses. It has finally been sold for $170m and we have realized a capital gain of about — the receipt of $11.36m before tax.

Non-operating income came down to 1.6% from 2.5%, essentially because in the previous quarter we had a positive of 1.1% of exchange difference, which has become a negative of 0.3%, which is a shift of 1.4%. This impacts us every quarter.

Income before income taxes is at 32.4% as against 31.4% bolstered by the gain on sale of investments. The tax rate is slightly lower compared to the previous quarter. So we had an EPS of 47 cents. If we strip out the earnings from the sale of investment our EPS, despite some provisioning has been at 44 cents, as against 42 cents. The effective tax rate has been 13.7% as against 15.8% in the previous quarter. The increase mostly accounted by the decline in exchange differences and the decline in non-operating income in the current quarter.

If you look at the full year we have grown to $1.592 billion as against $1.06 billion, a growth of 49.9%. Our gross margin has been almost the same as the previous year at 43.2% as against 43.3% last year. Thchange SG&A came down to 14.4%, just like we had said that year, that we could have some scale economics on SG&A as against 15% the previous year. So we have an operating income of 28.6% as against 27.6%, but last fiscal we had a charge of 0.7% of revenues on amortization of the IPR. This year of course we have a gain on sale of investments. So we had a pre-tax income of 30.8% as against 30.2%. A tax rate of 14.6% as against 15.8% the previous year and an EPS of $1.57. If you strip out the investment income, the EPS is $1.53. We also land up with a substantial amount of cash on the balance sheet and we have been cash flow positive.

Now let me come to the guidance and take you through some of the specifics of the guidance.

Our guidance for this year is within $2,038 to $2,070, a top line growth of 28% to 30%, an EPS growth — an EPS of 1.92 to 1.95. The EPS includes a provision of $8m for stock compensation charge as per FASB123. They have taken that in fiscal ‘06 based upon the current estimate we have of the charge. This could differ though not substantially, and if you strip out this charge then the EPS on a comparable basis should be between $1.95 to $1.98. A growth of 27.3% to 29.3% as against revenues of 28% to 30%.

In cost of revenues we essentially have taken that pricing will be stable, therefore we are not factoring any increase in per capita revenues for the estimates for this year, that is, fiscal ‘06. Even though the prices have gone up a bit in the fourth quarter, we have not factored this in because we need to see how the mix works out.

For the entire new business that’s come from clients added in fiscal ‘05, we have seen a 4% increase in the prices compared to the earlier basket, but we are not factoring in the impact of this for fiscal ‘06, primarily because we need to study how the mix worked out. So we are taking the flat pricing scenario.

We have factored in salary increases of 14% to 15% offshore for employees in the guidance for this year and fiscal ‘06. An increase in salaries overseas of 3%. We have sought to reduce the impact on margins by a further reduction of 1% of SG&A and 0.6% in discretionary expenditure.

Non-operating income has been taken at 1.5% without factoring any exchange differences. We assume the tax rate of about 14% as compared with the actual tax rate of 14.6% which also had an impact because of gain on sale of investment and otherwise.

Overall, we think we’ll earn after minority interests a net income of $522m and a net income percentage of 25.5% as against 26.3% in the previous year, looking at the cost structure as we see at this point in time.

In the fiscal year ‘06 we plan to have an expenditure on property, plant and equipment of between $220m to $250m. We intend to hire a growth addition of 12,600 people.

Our attrition in fiscal ‘05 came down from fiscal ‘04 from 10.5% to 9.7%. The days of sale outstanding as of 31st March ‘05, was 69 days as against a traditional range between 53 to 57 days. The reason for the increase has been that one large client underwent a reorganization and did not pay us for quite some time. Between the 4th and 5th April we got a large lump sum payment from this client which was equal in the 12 days of sale outstanding. So if you factor that in our days of sale outstanding should be around 57 days as at the year end, which is within the range which is acceptable to us at this point of time.

I would now leave the floor open for questions and we should be delighted to answer any questions that you might have.

Operator

We will now begin the question and answer session. [OPERATOR INSTRUCTIONS] Your first question is from David Grossman with Thomas Weisel.

David Grossman - Thomas Weisel Partners - Analyst

Good morning. Thank you. Just a couple of quick questions first on the business mix during the quarter. It looks like the development revenues as well as the packages — if the development revenues had been gradually slowing

Kris Gopalakrishnan

David, sorry to interrupt you. Can you repeat because we are not able to hear it properly?

David Grossman

Can you hear me?

Kris Gopalakrishnan

Much better David. Yes. Much better.

David Grossman

Okay the first question was on the business mix. It looks like development revenue — the revenue growth has been slowing throughout the year and I am wondering if you could comment on that and it looks like perhaps you had a similar slowing on the packages side in the fourth quarter and I know that is the first quarter and several that it’s slowed down. But just curious if the two are linked or if there is any dynamic you’re seeing in the marketplace relative to both development and packaged apps?

Basab Pradhan

David, this is Basab. There really is no trend, which we can – which exists in services — certainly not connected with the company growth or anything that you saw this quarter or our guidance for next quarter.

Development and package implementation. Package implementation for certain is buoyant. We continue to see a lot of interest. We also are seeing the very early signs of success in combining Infosys Consulting and our package implementation practices. We recently won a very significant double-digit million dollar deal with one of our clients where we beat out the usual incumbent consulting companies and this was a deal where we combined our capabilities in Infosys Consulting and Enterprise Solutions to win the deal. So we are very hopeful that this package implementation will continue to be a driver of growth for the Company.

On the — the thing that is worth mentioning is maintenance. Maintenance, the growth has been higher because of many contracts that we signed in the last fiscal and even the fiscal before that, which were master services agreements that were focused on maintenance. As we have gone deeper into those organizations the maintenance growth has therefore come in because of that. So that’s perhaps why you are seeing maintenance growing faster compared to some of the other services.

David Grossman

Well I guess I’m just looking at development and it started the year I think at about 35% growth, I think my numbers are right and exited the year at about 22%. So and despite the 50% in the second quarter, so, I am not sure if it’s just lumpy or whether in fact you are seeing any particular trend?

Kris Gopalakrishnan

David, in absolute terms development is also growing for this quarter, last fiscal is 77.5. Last quarter was 93.5. This quarter is 94.3. So in absolute terms, you know it is not declining. Percentage wise it is declining but absolute terms it is not declining which means that package implementation, etc has been growing faster. We have also introduced new services like infrastructure management. We have introduced independent testing. Testing has gone to 6.1% of revenues in this quarter. So we have seen actually growth in other services also. In the last 12 months, if you just look at the last 12 months, development has gone from $272.6m to $370.2m. So we have seen growth in development revenue. Growth rate is down that’s all.

David Grossman

And then, just Mohan perhaps you could repeat a couple of numbers. Could you repeat what your net income expectations are for fiscal 2006 and it looks like it was — I guess that would include the $8m of options expense? Is that correct?

Mohandas Pai

David, we expect to earn a net income on at the middle of the range. If we take the middle of the range from $2,038m to $2,070m at $2,051m, of around $522m, at the middle of the range. And 25.5% net income as against 26.3% the previous quarter, and this is after factoring in $8m for a charge under FASB123 for staff compensation on expensing stock options. That is going to kick in from 1st July. If you look at the EPS — Our EPS guidance is 1.92 to 1.95 and if you gross up the stock option charge to compare with the previous year, it will be 1.95 to 1.98. A growth rate of 27.3% to 29.3%. And we do think that there could be an impact on the salary hike of about 1.1% to 1.4% at the gross income level which will make up by a percentage point decline in SG&A expenses. And if you look at the SG&A expenses they are expenses which were supposed to decline at the percentage for Infosys the parent company has happened. It has not declined to the extent that we committed last year, primarily because we took a decision mid-stream on account of the growth rates to invest back more in the business both for our subsidiaries and also for initiatives that we took.

David Grossman

Okay, but again, the 522 I think you said included the $8m of expense right?

For the options.

Mohandas Pai

Yes, the option expense is about $8m. We have factored that in to the guidance.

David Grossman

Okay and your expectations for wage increases for the year, does that include the $8m as well?

Mohandas Pai

Yes, the wage expectations have been built in and the wages increase will be paid from 1st April. They said that will come in the May payroll. We have budgeted a 14% to 15% increase in wages offshore and a 3% increase in wages onsite.

David Grossman

Right and does that wage expectation include the $8m of options?

Mohandas Pai

Yes, we are expensing the options as will be done for the full year.

David Grossman

Great, thank you.

Mohandas Pai

Thank you David.

Operator

Your next question comes from Lou Miscioscia from Lehman Brothers.

Lou Miscioscia - Lehman Brothers - Analyst

Okay, thank you. I wonder if you could go into and maybe just talk generally about both your top and bottom line guidance. Obviously fiscal ‘05 was a fantastic year for you all, a 50% top line growth. You know an incredible bottom line growth but obviously the current guidance is pretty modest both in the June quarter for a quarter-to-quarter gain and obviously for the full year. Do you really think that there’s going to be this much of a deceleration or comparably to the last 2 years, we know that very often you all come out with a very conservative number initially, obviously and then look to beat that, but I just want to try to get some thoughts from you.

Mohandas Pai

You know last year we gave a guidance at the beginning of the year and our actual figures were much higher than that. We gave a guidance of 30% to 31% and we achieved something like about 49.9%. The difference in this year has been that in the fourth quarter of fiscal ‘05, which has just concluded, the sequential growth rate came down and it came down to 7.7% as against double digits and the first quarter of this year we expect our revenue growth to be flat and we expect to grow around 7% from the second quarter onwards, on a sequential basis giving us a growth rate of 28% to 30%. This is what we see at this point of time. What we have seen the last quarter, continuing this quarter, is that a number of clients in the US have been focusing on compliance especially complying with Sarbanes Oxley. The senior management has been caught up with that and as such the focus has shifted from spending on IT to develop revenues to compliance and the impact of that which happened in the latter part of the last quarter, would be felt this quarter primarily because the momentum that was there came down and now the momentum needs to be built again. We think from all indications — from our study of all the businesses and the portfolio that we have, that growth will pick up again from the beginning of the second quarter, that is why we are projecting about 7% growth a quarter from the second quarter onwards.

Lou Miscioscia

Okay, that’s definitely helpful. I guess shifted over to a little bit of a different area. It looked like your offshore versus onshore mix improved nicely. I am just wondering where do you think it could go 12 months out? Do you think the offshore portion, that means a jump up from 47% to almost 52% will continue and what may be your goal 12 months from now?

Kris Gopalakrishnan

Around 30% in terms of effort were onsite. This is probably the best we can get. We targeted this to be between 30% and 35% and right now it’s at the low end of that band. Some of the new services which we have introduced like Consulting, Enterprise Solutions, tend to be more onsite centric whereas some of the other services which we have introduced like infrastructure management, business process management, are on the offshore side. We are on the offshore side. When it becomes steady state in the transition phase we could also be offshore — onsite based. So you know our model is based on about 32% to 35% onsite and 65% to 70% offshore. Now from a revenue perspective the mix also plays a role and so it’s actually more complex from a revenue perspective. So that’s a little bit more difficult to model.

Lou Miscioscia

Okay, thank you.

Operator

Your next question comes from Moshe Katri with SG Cowen.

Moshe Katri – SG Cowen - Analyst

Thanks. Can you comment on pricing trends from existing clients, specifically top 5 and top 10? I think you’ve indicated on the call so far that you saw a 4% bill rate increase, mostly from new clients. So, any ability to raise bill rates from your — looking at your top 5 or top 10 client base?

Basab Pradhan

Moshe this is Basab Pradhan. On our existing clients, large or medium sized and high growth accounts which is where the rates are the most important for us going forward, there are — the rate increase is dependent — obviously the timing of the contract and when it comes up for renegotiation. Some of them sign contracts, which are many three to even five years. Three years is probably more of an average. Three years long with either annual renegotiations or annual rate increases already built in. So if the rate increases are already built in we just go ahead and take them. If the rate increases are not built in you have to negotiate it every year. Then we are doing those. But that is the case with large and mid-sized high growth accounts. These tend to be fairly close to inflation. So it will be really unusual for us to have more than 4% rate increase when it’s built into the contract for a year-on-year rate increase.

Moshe Katri

How about in those cases where you are in the process of renegotiating a contract? So you are saying that the limit is really going to be the inflation rate increase?

Basab Pradhan

Not much over the inflation rate. So it would be unusual for us to have a more than 4% rate increase — annual rate increase built into a contract that is you know 3 to 4 years long. If a contract comes up for renegotiation then we give it our best and then what it really depends on is where is that account rate versus the average bill rates of ours and of the industries. If it’s a large account but the average rate — average bill rate is roughly where it should be as per the industry and as per our average bill rate then obviously the case for us to increase is low but you know it differs a lot, but that’s perhaps the right way to put it.

Moshe Katri

Okay, and this would be the third consecutive quarter where I think we are seeing 4% bill rate increases from new clients but on the other hand you are not really factoring that into your guidance and you said you are going to study a trend. Can you — I mean, what could actually be happening here? Do you not think it’s not sustainable? Maybe you can give us some more details on that?

Mohandas Pai

Moshe I am Mohan here. Let me explain this. If you look at the portfolio of clients, the clients that come in the different years at different rates. The clients who came in the boom period ‘97, ‘98, ‘99, 2000. Then they came in at 2001, 2002, 2003 when the rates were going down. The clients are coming in now when the rates are more stable. It takes a couple of years for a client to realize the full potential. So the share of revenue of the batch of 2000 in this year may be greater than the share of revenue the batch of 2000 had in the previous year.

So in the next year, that is fiscal ‘06, it depends on which of these batches grow and how they are going to grow and what are the rates that we are going to get. That’s why we prefer to be cautious. At the same time in the marketplace our intention is that new clients come in at higher rates and we have been able to achieve that because of our focused selling, our accent on solution based selling, our value proposition etc.

But going forward until we see a clear impact happening on the entire portfolio, we prefer to watch awhile before coming to a conclusion but like we said earlier, the pricing is stable with an upward bias. When the upward bias actually translates into an actual rate we need to wait and see.

In fact in the fourth quarter we have seen an uptick in the rates of — a small uptick in the rates in the fourth quarter. We have seen the onsite rate, onsite rate going up by about 1.3% and the offshore rate going up by about 0.9%. But this is not a very clear trend that we see because the last four quarters they have been going up and down the very narrow range of about a percentage point.

For the entire year ‘05 in fact onsite has been up by 0.2% and offshore 1.3% for the entire year as compared to a decline in ‘04 or ‘03 of -2.94% onsite and -2.6% for offshore. So we prefer to wait to see how this pans out because the revenue base, the large mix of clients, the growth rate operating costs, the kind of work we do etc.

Moshe Katri

Thanks Mohan.

Operator

Your next question comes from Julio Quinteros from Goldman Sachs.

Julio Quinteros - Goldman Sachs - Analyst

Good morning. Good evening gentlemen. My question relates primarily to the competitive landscape. Specifically there have been a bunch of scuttle recently about key accounts, increased competition perhaps, low price aggression from some of the players out there. Obviously in the results that you just presented none of this materialized or some of these risks didn’t materialize. Can you talk specifically to the landscape and whether or not there are players out there who are getting more aggressive on some of your key accounts?

Basab Pradhan

This is Basab Pradhan. I will answer that in a couple of different ways. One is our competitive landscape as such in the market and the other is within accounts. In the market the competitive landscape is definitely changing. We have over the last couple of years I’d say, there’s an increasing trend towards a sort of an amalgamation of what used to be the offshore piece of the IT services industry and what was not the offshore piece and now there is just one sandbox and everyone is competing against each other and offshore seems to be the most central thing that’s happening to the IT services industry.

So we are competing against incumbent consulting firms, incumbent outsourcers and they are competing against us, on our terms with a global delivery model, very very often. So the competitive landscape is definitely changing. Now within accounts, it’s not a big shift because within accounts our competition tends to be on our terms so we are quite used to competing against other offshore players on an MSA who have you know, MSA’s on the same account and who are competing on particular deals or we are competing to get mind share of the top executives and grow our share of the wallet in that account.

So we are in general pretty confident about holding our own within accounts. Even if it comes down to you know, a bare knuckles fight, we think we should be — we will be able to hold our own and we are eagerly looking forward to the competition in the marketplace as well.

Julio Quinteros

Yes, Basab would you be able just to comment on the — just the two, perhaps the competitors you talk to specifically about, you know incumbent consulting and outsourcing type companies versus the competition against the pure play offshore guys? Who conceivably is being more aggressive, if you could look at it that way? Are the multi-nationals sort of holding the line or are they undercutting you guys or maybe if you look at just the offshore guys, are the offshore guys are they look at penetrating new accounts, are they being more aggressive?

Kris Gopalakrishnan

It really depends on the situation in the account. If let’s say a global system integrator is being incumbent, sometimes they can be very aggressive because they want to defend their turf. Whereas you know in another case probably when an offshore player wants to actually enter into an account, they see they are already using Infosys and they want to — they can — it varies depending on the situation. Just to give some perspective — Our largest relationship is more than $80m and at approximately $75,000 average bill rate you can see that, it’s a fairly substantial relationship and if you look at an equivalent relationship for a global system integrator, it can be anywhere between $130m to $160m. That’s a significant relationship — we are growing our relationships.

Julio Quinteros

And maybe one last question for Mohan. The one thing that’s a little counter intuitive with all of the wage increases that are flowing through the model is what appears to be essentially a nearly flat operating margin assumption for fiscal ‘06. Can you just walk us through the levers again in terms of what will preserve a flat operating margin situation when we consider wage inflation for employees and some of the other incremental initiatives that you are actually investing in? You would think that that would lead to a slightly lower margins, but in this case it does not seem to be the case.

Mohandas Pai

We are estimating that cost of revenue should go up to about — go up by 0.9% or 1% compared to what it was as a percentage of revenue in ‘05. This is the impact of the salary increases. The salary increases could be at the level of — the cost of revenue, could be around 1.4% to 1.7% because a part of the increase is going to be variable in return and the growth profit level we would estimate a decline of 1.2% to 1.3%. The SG&A is expected to come down by 1%, making good a part of the decline. At the cost of revenue level we do have some leverages in other costs apart from the wage costs to employees. For example, the cost of communication, the post sale customer support which we have etc. At the operating income level we could see a small decline of 0.2% to 0.3%, primarily coming out of the flow through from the cost of revenues.

So even though we are having a flat pricing scenario we are seeing a wage increase. There is enough in the model to optimize. There is enough in the model to get some economies of scale. There is enough in the model in terms of discretionary costs to get us the kind of margins without compromising on the investments that we make. For example, in the last year at the overall level we invested 1.2% extra over what we budgeted back into the business and taking the same commitment that we made last year, we are anticipating another investment of $1.1m in the existing model, because the base of expenses has gone up, especially in the Banking business and in our consulting initiative.

We must also add that Progeon which is our majority owned subsidiary did around $6m in net income last year and this year is expected to go from $42.5m to around $80-81m with a net income of 24% to 25% and after factoring the minority interests we should get about 20%. So on an increase of approximately $38m to $40m we will see an increment of about $10m to $12m.

So if we look at all this we see that Infosys the parent company is highly profitable with high margins. We see one of the subsidiaries coming up to the profitability level of the parent. We see about three subsidiaries, Infosys Australia, Infosys Consulting and Infosys China, who between them could do between $80m to $100m, essentially not contributing to the margins at the parent level and that is having some impact on the margin because we are making investment in these subsidiaries to have new engines of growth.

Julio Quinteros

Understood. And you are comfortable that bringing down SG&A another percentage point doesn’t put you at risk of underinvesting for some of the important areas in terms of marketing.

Mohandas Pai

Well, let me give you another way of looking at it. We do have an SG&A of costs for example in Progeon but Progeon is realizing the benefit of the SG&A of costs. The incremental exchange of costs of nearly $38m of revenue is going to be lower. There are large SG&A costs in Infosys Consulting but on the percentage basis will come down because revenues are growing. There are large SG&A of costs in Australia.

So if you look at the revenue base, out of the $2,051m, which is a mid-point within the two ranges, within the subsidiaries will hopefully will be having about something like about 180 maybe $180m, where the SG&A of costs is higher than the Infosys average and since we are going to see the benefits of the investment made in SG&A in the previous year, in the subsidiaries, the percentage of SG&A for subsidiaries will come down this year compared to the previous year. So we are not compromising on growth. We are not compromising on investment but we are getting the benefits of scale.

Julio Quinteros

Understood. And finally, Mohandas can you address the timing on the ADR offering?

Mohandas Pai

Well we finished this year. We have guidance in place. We will refresh the document, the SEC document with the latest information and we are in discussion with our bankers and — about what we need to do. We have started a discussion to see what they advise us then we have to go to the Board and we will take a decision at the appropriate time.

Julio Quinteros

Okay, so some of the rumors that you have been cancelled is untrue at this point?

Mohandas Pai

Well the deal has not been cancelled. The deal is alive. The key issue is the timing.

Julio Quinteros

Understood. Thank you very much. Congratulations.

Mohandas Pai

Thank you.

Operator

Your next question comes from Joseph Vafi with Jefferies and Company.

Joseph Vafi - Jefferies - Analyst

Hi, good evening gentlemen. A few questions here if we could maybe kind of drill down into some of the new customer signings in the quarter. If the question really is, is if you could maybe generalize or characterize the types of new customers that are joining now versus say a year ago. Do they still for example, have the potential to ultimately grow to the same size as a customer signed a year ago? Are they new to offshore? Are you replacing existing vendors, different verticals or whatever kind of jumps are there, relative to the types of new customers that you are seeing today versus a year ago?

Basab Pradhan

This is Basab Pradhan. The new clients we acquired this quarter, this past quarter are very similar to what we would have gotten a year or so back except that they perhaps reflect the growth rates we are seeing in different verticals which are diverging. We are seeing a lot of growth in communication service providers in that segment and so a lot of these — some of these clients are from CSP. We continue to see growth in our banking and capital markets and some of these clients are from BCM. But I think the one key difference is perhaps the number of client signups from high-tech, which is a sign that the spending is coming back and people are investing in R&D.

Some of our business in the high-tech industry is IT related work and some of it is actually product engineering, so it represents both kinds of work on these client openings.

Joseph Vafi

So if we look at some of these clients relative to their experience in the offshore area, are we still looking at clients in some of these verticals that haven’t really tested the waters that much or verticals that have intend — they are coming in for the first time still?

Basab Pradhan

It’s a mix of both. There is a retailer here who has not done any offshore before and then there is a retailer who has and there is a cable company who has never and then there is a financial services company that has. But again, the way offshore is getting done is fairly different. There are some mature players who do this well and we are one of them and there are some others, other mid-tier players who don’t do this well. So they often dissatisfaction with the way offshore is going, will drive a company to put out an RFP and then seek best of breed players. And that is actually a trend that we are seeing a lot, where companies — they want to get better value and they go out and seek a better company to do it with.

Joseph Vafi

Okay, that’s helpful. If we looked at some of the material you put out on your expected China hiring and the like, how far ahead of the demand curve do you think you are hiring for your development centers in China? And what kind of — what visibility or what kind of commitment do you have from clients to try to increase the mix of services provided out of that geography?

Basab Pradhan

China — We have around 155 people whom we hired there, it is as per the plan. We’re going to reach 200 very shortly, and plans are to hire about — go up to 1,200 this year. As far as the market is concerned we have already started working with some of the multi nationals working in China. Traction seems to be good and we are trying to do global business also from China. This is as per the plan.

Joseph Vafi

Okay. And then maybe one question on — if you look at your top 10 clients today versus a year ago, in terms of their growth potential moving forward or their maturation level, if you could provide some color as to how you see growth opportunities coming out of your top 10 clients today? Maybe the percentage mix of their ability to scale with you, versus other off-shore players or their ability to continue to give you more work as they kind of look to use a portfolio strategy with their IT vendors?

Basab Pradhan

We have a top 10 list that constantly changes because there are companies that do better and then enter that top 10 list, and some of them drop off. But I think the one thing you can say is that the top list, the average account size will continue to grow for a while, that is almost certain. And by definition then you will have a situation where IT spends are generally flat to slightly up. Our share of wallet in those top 10 accounts is going to keep going up. So the question is when are we going to see a slowdown? I think the way to look at this, is the way we’re looking at it, is two different ways. one is, we have to expand the footprint and we have several new services that can help us expand the footprint and create new opportunities. Our BPO services from Progeon being top of that list. We also have infrastructure management services. And then there’s the whole business value side of things, of how we can help create new opportunities for our clients on the revenue side by using Infosys Consulting, our business solutions. So there’s a lot of focus on our solutions and services in expanding the footprint in these accounts.

The other side of it is how do we actually manage some of these accounts better. And this is not just about the top 10 accounts, but even how do we create those stars in the high growth, but still mid sized accounts, and that requires solid account management, relationship management at the CXO levels. And also, taking our suite of services and giving an integrated view of them in solutions to our clients. So these are the things that we’re working on right now.

Joseph Vafi

Okay. And then maybe one quick one for Mohan. On the Yantra sale, are we expecting any cost savings in the P&L moving forwards, because that business is no longer being funded?

Mohandas Pai

Yantra ceased to impact on costs a long time ago. We just had zero book value for Yantra and we got $11m out of the sale. So there is no cost impact saving going forward, because we have not had any costs from them for quite some time.

Joseph Vafi

Okay. So the business was making money and it wasn’t a cost, it wasn’t an investment center from a P&L perspective?

Mohandas Pai

Yes. It was because a minor minority investment. We incubated the company and it became a minority investment quite some time ago. It had a zero book value fully provided, and we sold it and realized a nice capital gain.

Joseph Vafi

Very good. Thanks gentlemen.

Operator

[OPERATOR INSTRUCTIONS]. Your next question comes from Ajay Diwan with Seligman

Ajay Diwan – Seligman - Analyst

Thank you. I wanted to understand the slowdown that you saw in Q4 and your guidance for Q1 a little bit better. I think you’ve mentioned compliance issues. But I just find it — I’m trying to understand why they would materialize so suddenly, given that if you’re talking Sar-Box, that’s been an issue that’s been going on for a while. And if you’re talking about other compliance issues, whatever money laundering or whatever that is, these things have been around for a while, so why would it suddenly show up at this point?

And I think you also alluded to some kind of reorganization within some of your customers that might have resulted in the slowdown. So can you maybe give us some better color as to the magnitude of both of those factors?

Basab Pradhan

So some of this is timing of course, and some of this is material to our situation. We have a fairly decent concentration amongst our large clients, and the top 5 clients they contribute something like 21% of our revenue. And with that kind of concentration when we have, even a delayed response to Sar-Box, or a reorg that happened in two of those top five, then you have a problem. So it is not really related to a market trend, and it is not something we expect to continue, but this what caused our guidance in Q1 to be where it is. So it’s a matter really of the accounts that are in the top 5 and top 10 and what happened there, and the reasons that we can attribute those accounts performance in last quarter and this quarter are these two reasons. Basically compliance related, slow down the IT spend and certain reorgs which led to a cessation on new project creations.

Ajay Diwan

So there were 2 clients that were involved in some kind of reorganization, and obviously you guys are very thoughtful. You generally have very conservative guidance, and the idea that you’re saying that the growth reaccelerates after the first quarter is based on relatively high level of certainty that these issues are kind of temporal and not, as you said, any change in the underlying dynamics of the business?

Basab Pradhan

Yes, that’s correct.

Ajay Diwan

Okay. Thank you.

Operator

Your next question comes from Trip Chowdry from FTN Midwest Securities.

Trip Chowdry - FTN Midwest Securities - Analyst

Thank you for taking my call. Mohan, I had a question regarding Sarbanes Oxley. I think you know you have been very creative in the past, and I was thinking can you turn it around and make it as an opportunity, because there are so many consulting companies who are budding like mushroom in U.S. who are trying to be like a practice leader in implementing Sarbanes Oxley. And look at some of the system management companies, for example Computer Associates and also to some extent, Oracle with PeopleSoft, are getting increased traction because of compliance driven technology implementations. I was thinking maybe any thoughts on that end?

Mohandas Pai

We do have a practice on Sarbanes Oxley. We’ve done some Sarbanes Oxley work in China too for instance. We’ve done some work, both consulting and system work in the U.S., we’ve done some enterprise solution works on Oracle and Enterprise Systems in Europe and the Continent. And we have done that, and we’ve also done some anti money laundering projects in the United States, and we have been quite successful. The key thing is the scale. And part of the work is coming to some consultants, who obviously are strategy consultants who give consultancy which is apart from IT based work.

It is not a very significant business for us. We have been there. But what you say is right. We do think that after this is put behind everybody, people will focus back into the business and we shall see a nice turn up.

Trip Chowdry

And secondly on the secondary area. I’m still struggling to understand why do you have to do it? What is the business reason? And based on the conversation I’m having with the buy side, it seems that this secondary offering is creating some sort of uncertainty in your company and your stock. I was wondering if you can clarify what is the key need to do it, you don’t need to raise money. Why do we have to do the secondary offering?

Mohandas Pai

We have to go back to why we did the listing in the United States. It is important to understand in 1999 not to raise money, but to build our brand, to be reckoned among the top players in this industry, to attract a good global workforce. So once we did the ADR of $72m, the liquidity was smaller because the demand was greater. We did the secondary offering of close to $300m and then we found that, as the Company grew in size, it’s market valuation grows, we needed to have more stock in the United States, so that we’ll become among the top players for a constituency that could support the growth of the corporation like the investing community. So we thought it right that we do a secondary ADR. By doing a secondary ADR we’ll basically have something like 15% — 14/15% of the stock in the United States. And the balance could be in India. It’ll bring in a greater number of investors into the stock, some of the large investors that don’t invest in India directly. It allows us to compete more effectively against the large players and affords us one more strategic advantage in our quest to be a much bigger player.

Trip Chowdry

Perfect. And my last question, I was thinking is it possible that little bit weakness in the current quarter that the guidance you have given, or could it be attributed to some forward story. In November/December last year, there was a lot of activity in the deal closures, because of uncertainty in terms of election whether it Bush or Kerry who is to win. And since that urgency has dissipated with the Bush coming back, do you think that geopolitical situation in a way may have made some of the clients a little bit complacent rather than be aggressive to really sign the deals and move forward?

Mohandas Pai

Well obviously there is a very interesting viewpoint, a very interesting viewpoint, but from what we have seen and whateverwe have studied, this has not had a significant impact. What we have really seen among the clients that compliance issues have been there. If you look at our business mix, our banking, BCM, what we call our banking, insurance and financial services, the BFSI sector, has grown just 3.4% in this quarter as against 7.7% for the entire business. And that’s about 33 - 34% of our business. And the impact has been there, but we feel the full impact in the first quarter fully because of the momentum matter, whatever our clients take a decision in the previous quarter is felt more fully in the next quarter. So, we may see a carry forward of the spike downwards in this quarter and that’s why we have factored that in.

Trip Chowdry

Thank you very much. All the best.

Operator

Ladies and gentlemen. We have reached the end of the allotted time for questions and answers. Mr. Shroff, are there any closing remarks?

Sandeep Shroff

Thank you Angela. There is 1 more question I have from the web, somebody sent an email. Basically Basab primarily for you. The change in competitive dynamics vis-à-vis the incumbents maybe previous quarter or last 6 months versus today? How often do we see them as opposed to we used to see them?

Basab Pradhan

I don’t think there’s any qualitative difference. We’ve seen it coming for a while. But certainly the number the intersection, the area of intersection is growing. So the number of deals on which we compete, the number of accounts in which we compete for the same share, for the same IT spend is on the increase. That’s definitely the case. And this will go only one way, up.

Sandeep Shroff

Alright. Thank you ladies and gentlemen for joining us on this call. We will be in touch again during the quarter, and see you on the next call in early July. Thank you very much for your time.

Operator

Ladies and gentlemen, this concludes today’s Infosys Technology’s Investor Conference Call. You may now disconnect.